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                                                                     EXHIBIT 8.2


                   [LETTERHEAD OF MONROE SHINE & CO., INC.]


                                              October 27, 1998


Boards of Directors
First Federal Bank, A Federal Savings Bank
First Capital, Inc., M. H. C.
First Capital, Inc.
220 Federal Drive, NW
Corydon, Indiana 47112-0130

Gentlemen:

In accordance with your request, set forth herein is our opinion regarding certain Indiana income tax consequences of the proposed Plan of Conversion and Agreement and Plan of Reorganization ("Plan") adopted by First Federal Bank, A Federal Savings Bank, ("Savings Bank") and First Capital Inc., M. H. C. ("MHC") on June 18, 1998.

In connection with the opinions expressed below, we have examined and relied upon originals or copies of the Plan as adopted by the Boards of Directors of the Savings Bank and MHC on June 18, 1998; the federal stock association charter and bylaws of the Savings Bank; the federal mutual charter and bylaws of the MHC; the articles of incorporation and bylaws of First Capital, Inc. ("Holding Company"); the prospectus included in the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission ("SEC") on September 16, 1998 (the Registration Statement). We have assumed the representations are true and that the parties to the Plan will act in accordance with the Plan. Also, we have relied upon the Federal Tax Opinion of Breyer & Aguggia dated October 20, 1998 ("Federal Tax Opinion"), incorporated hereunder by reference.

Pursuant to the Plan, (i) the MHC will convert to an interim federal stock savings bank and simultaneously merge with and into the Savings Bank, pursuant to which the MHC will cease to exist and the outstanding shares of common stock of the Savings Bank held by the MHC will be cancelled, and (ii) an additional interim federal stock savings bank will be formed as a wholly-owned subsidiary of the Holding Company, a newly organized Indiana corporation, and will merge with and into the Savings Bank, resulting in the Savings Bank becoming a wholly-owned subsidiary of the Holding Company and the outstanding shares of Savings Bank common stock held by the Savings Bank minority
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stockholders will be converted into shares of common stock of the Holding
Company pursuant to an exchange ratio as described in the Plan.

The exchange ratio will result in minority stockholders of the Savings Bank owning in the aggregate approximately the same percentage of the common stock of the Holding Company to be outstanding upon the completion of the conversion as the percentage of Savings Bank common stock owned by them in the aggregate immediately before consummation of the conversion, before giving effect to any
(i) payment of cash in lieu of issuing fractional exchange shares, (ii) the payment of cash to minority stockholders of the Savings Bank who exercise and perfect their rights of dissent and appraisal pursuant to 12 C. F. R. 552.14, and (iii) shares of the common stock of the Holding Company purchased by the minority stockholders in the conversion stock offerings.

Also, pursuant to the Plan, the Holding Company will offer its shares of common stock for sale in a subscription offering, in a direct community offering and, if necessary, a syndicated community offering. The aggregate purchase price at which all shares of common stock will be offered and sold pursuant to the Plan and the total number of shares of common stock to be offered in the conversion will be determined by the Boards of Directors of the Savings Bank and the MHC on the basis of the estimated pro forma market value of the Savings Bank as a subsidiary of the Holding Company. The estimated pro forma market value will be determined by an independent appraiser.

The Plan provides for the establishment of a liquidation account by the Savings Bank for the benefit of eligible account holders and supplemental account holders in an amount equal to the amount of the cumulative dividends with respect to the Savings Bank's common stock waived by the MHC plus the greater of the Bank's total retained earnings as of the date of the latest balance sheet contained in the final offering circular used in connection with Savings Bank's reorganization as a majority-owned subsidiary of the MHC, or 59.5% of the Savings Bank's total stockholders equity as of the date of the latest balance sheet contained in the final prospectus used in connection with the conversion and reorganization. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Savings Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Savings Bank, each eligible account holder and supplemental eligible account holder will be
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entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Based on and subject to the foregoing, and the conclusions stated in the Federal Tax Opinion as to the federal income tax consequences of the Conversion and Reorganization, it is our opinion that for Indiana income tax purposes, under current law:

1. The Conversion and Reorganization transactions and the subsequent stock offering will be treated in an identical manner as it is treated for federal income tax purposes under the Internal Revenue Code. The Internal Revenue Code in effect as of January 1, 1998, is incorporated by reference into the income tax laws of the state of Indiana.

2. Under the income tax laws of the state of Indiana, consummation of the Conversion and Reorganization will not be a taxable event to the Savings Bank, its account holders, or the Holding Company.

This opinion is given solely for the benefit of the parties to the Plan, the shareholders of the Holding Company and eligible account holders, supplemental eligible account holders and other investors who purchase common stock pursuant to the Conversion and Reorganization, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. As noted above, this opinion is limited to the Indiana income tax consequences of the Conversion and Reorganization and we undertake no responsibility to update or supplement our opinion.

We hereby consent to the filing of this opinion with the SEC and the Office of Thrift Supervision as exhibits to the Registration Statement and the Savings Bank's Application for Conversion on Form AC, respectively, and the reference to our firm in the prospectus which is a part of both the Registration Statement and the Form AC under the headings "THE CONVERSION" and "LEGAL and TAX OPINIONS".

                                              Yours truly,

                                              /s/ Monroe Shine & Co., Inc.

                                              Monroe Shine & Co., Inc.